Snow Lake Energy Announces Pricing of US$16 Million Offering

Winnipeg, Manitoba, Canada - January 23, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake" or the "Company"), a uranium exploration company, today announced the pricing of a best-efforts offering of 16,000,000 common shares at a price of US$1.00 per share. All of the shares in the offering are being offered by the Company. Total gross proceeds from the offering, before deducting the placement agent's fees and other offering expenses, are expected to be US$16,000,000. The offering is expected to close on January 27, 2025, subject to satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering primarily for working capital and general corporate purposes.

ThinkEquity is acting as sole placement agent for the offering.

The securities will be offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-272324), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the "SEC") on June 1, 2023 and declared effective on August 9, 2023.  The offering will be made only by means of a written prospectus.  A prospectus supplement and accompanying prospectus describing the terms of the offering will be filed with the SEC on its website at www.sec.gov.  Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained, when available, from the offices of ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on (NASDAQ: LITM), with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco tantalum, cesium, and lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.

The current focus of Snow Lake is advancing the exploration of its two uranium projects to supply the raw materials needed for the clean energy transition and emissions free power, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels. Learn more at www.snowlakeenergy.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Investor Relations

Frank Wheatley, CEO
+1 (604) 562-1916

ir@snowlakelithium.com